Exhibit 99.1

MINUTA

18.01.2005

SHAREHOLDERS VOTING AGREEMENT

OF

PERDIGÃO S.A.

By this private instrument, parties undersigned:

(i)            Caixa de Previdência dos Funcionários do Banco do Brasil - Previ, a closed entity of complementary social benefits, with head office located at the City of Rio de Janeiro, State of Rio de Janeiro, at Praia de Botafogo, nº 501, 3º e 4º andares, enrolled with the Brazilian Registry of Legal Entities of Ministry of Finance (“CNPJ/MF”) under number 33.754.482/0001-24 (“Previ BB”);

(ii)          Fundação Sistel de Seguridade Social, a closed entity of complementary social benefits, with head office located at the City of Brasília, Federal District, at SEPS, Quadra 702/902, Conjunto B, Bloco A, 1º e 2º andares, Edifício General Alencar, enrolled with the CNPJ/MF under number 00.493.916/0001-20 (“Sistel”);

(iii)         Fundação de Assistência e Previdência Social do BNDES - Fapes, a closed entity of complementary social benefits, with head office located at the City of Rio de Janeiro, State of Rio de Janeiro, at Av. República do Chile, 230, 8º andar, enrolled with the CNPJ/MF under number 00.397.695/0001-97 (“Fapes”);

(iv)          Real Grandeza - Fundação de Previdência e Assistência Social, a closed entity of complementary social benefits, with head office located at the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Mena Barreto, 143, enrolled with the CNPJ/MF under number 34.269.803/0001-68 (“Real Grandeza”);

(v)           Caixa de Previdência dos Funcionários do Sistema Banerj - Previ-Banerj – In Extra Judicial Winding-Up, a closed entity of complementary social benefits, with head office located at the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Ouvidor, nº 121, 24º andar, enrolled with the CNPJ/MF under number 34.054.320/0001-46 (“Previ Banerj”);

(vi)          Fundação Petrobrás de Seguridade Social - Petros, a closed entity of complementary social benefits, with head office located at the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Ouvidor, nº 98, 8º andar, enrolled with the CNPJ/MF under number 34.053.942/0001-50 (“Petros”);

(vii)         Fundação Vale do Rio Doce de Seguridade Social - Valia, a closed entity of complementary social benefits, with head office located at the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Graça Aranha, 26, térreo, 5º e 6º andares, enrolled with the CNPJ/MF under number 42.271.429/0001-63 (“Valia” and, collectively with Previ BB, Sistel, Fapes, Real Grandeza, Previ Banerj, Petros, are herein referred to as “Shareholders” and, each one of them, “Shareholder”);

And, as an intervener consenting party:

(viii)       Perdigão S.A., company with head office located at the City of São Paulo - SP, at Av. Escola Politécnica, nº 760 - 2º andar, Bairro Jaguaré, enrolled with the CNPJ/MF under number 01.838.723/0001-27 (“Company” and, collectively with Shareholders, “Parties”);

WHEREAS, Company Shareholders have decided to unify all classes of Company shares into a single class of common shares;

WHEREAS, Company Board of Directors called up a Special Meeting of Shareholders, holders of issuing preferred shares thereof to resolve, on March 8, 2006, on the conversion of Company issuing preferred shares into common shares (“Conversion”);

WHEREAS, on March 8, a Extraordinary General Meeting shall be called up in which Company shareholders shall resolve, among other issues, on the Conversion and shares Stock Split of Company, in the proportion of 1:3 (“Stock Split”);

WHEREAS, if Company shareholders approve the Conversion and Stock Split, Shareholders shall hold, jointly, less than 50% of Company voting capital;

WHEREAS, Shareholders intend to establish such new agreement in order to regulate the voting exercise of Shareholders in certain matters;

SHAREHOLDERS HEREBY RESOLVE to execute this Shareholders Voting Agreement (“Voting Agreement”), which shall be governed by terms and conditions as follows:

ARTICLE I - CAPITAL STOCK AND SHARES RELATED HEREOF

1.1. Company capital stock as of this Voting Agreement, fully subscribed and paid-up, equals to Eight Hundred Million Brazilian Reais (R$800,000,000.00), divided into Fifteen Million, Four Hundred and Seventy One Thousand, and Nine Hundred and Fifty Seven (15,471,957) common shares and Twenty Nine Million, One Hundred and Eighty Thousand, Four Hundred and Twenty Seven (29,180,427) preferred shares, all nominative and with no par value, and, if Conversion and Stock Split are approved, such capital stock shall be divided into One Hundred and Thirty Three Million, Nine Hundred and Fifty Seven Thousand and One Hundred and Fifty Two (133,957,152) common shares, all nominative and with no par value.

1.2. This  Voting Agreement bonds all Company issuing shares existent and owned, directly or indirectly, by Shareholders as of this date, as well as all other shares owned, directly or indirectly, by Shareholders on April 12, 2006, at the time immediately after the confirmation of effectiveness of Conversion and Stock Split (“Shares”).

1.2.1. Direct and indirect Shareholders interest on Company capital stock, as of this date, is described as follows:

	Common Shares		Preferred Shares		Interest on Total Capital
Shareholders	Amount of Shares	%	Amount of Shares	%	Amount of Shares	%
Previ BB	2,865,317	18.52	3,972,428	13.61	6,837,745	15.31
Fapes	2,040,884	13.19	0	0.00	2,040,884	4.57
Librium Fundo de Investimento em Ações*	0	0.00	967,126	3.31	967,126	2.17
Petros.	2,255,562	14.58	2,814,061	9.64	5,069,623	11.35
Sistel	2,766,914	17.88	95,830	0.33	2,862,744	6.41
Valia	303,609	1.96	1,544,786	5.29	1,848,395	4.14
Real Grandeza	1,579,469	10.21	0	0.00	1,579,469	3.54
Previ - Banerj	514,805	3.33	151,060	0.52	665,865	1.49

TOTAL	12,326,560	79.67	9,545,291	32.71	21,871,851	48.98

* Fund exclusively designed for Fapes.

1.2.2. Shareholders shall execute, on April 12, 2006, an amendment to this Agreement, in which respective direct and indirect interests on Company capital stock after the Conversion and Stock Split shall be described.

1.2.3. Company shares, which are to be subscribed and/or acquired by Shareholders in the future, at any manner, including arising out of share Stock Split (except for shares resulting from Stock Split), share bonus, dividend distribution, option exercise or otherwise, shall not be bound to this Voting Agreement.

1.2.4. Such bond is entitled exclusively in respect of voting right on Shares, and Shareholders are free to, at any time, transfer and encumber, in any manner, totally or partially, Shares thereof, without any expression of other Shareholders.

1.3. In the event any of Shareholders transfers Shares thereof to third parties, such transferred Shares shall be automatically unbound from this Agreement. Likewise, any Shareholders whose interest on Company capital stock is reduced to less than one per cent (1%) shall be automatically unbound from this Agreement.

ARTICLE II – PRIOR MEETINGS

2.1. Prior to any General Meeting or meeting of Company Board of Directors resolving on any of matters provided for in item 2.2, Shareholders, called up as of item 2.3, shall meet, in a prior meeting (“Prior Meeting”), in order to define how such vote shall be exercised by representatives in compliance with this Voting Agreement.

2.2. Such Prior Meeting shall be compulsory for a General Meeting and meeting of Company Board of Directors resolution concerning the following matters:

a) election of members of Company Board of Directors;

b) election of members of Company Directorship;

c) election of members of Company Fiscal Council; and

d) any of matters itemized on Article 136 of Brazilian Law 6.404, dated December 15, 1976 (“Brazilian Corporate Law”).

2.3. Prior Meetings shall be called by any of members of Company Board of Directors or by any of Parties, upon a written notice sent, by any communication means and to the addresses described in item 5.1 below, with at least five (5) business days in advance, and such meetings shall be held on Company headquarters – or in other place previously agreed by all Shareholders – with at least forty eight (48) hours before such General Meeting or meeting of Board of Directors. Alternatively, upon express consent of all Shareholders, Prior Meetings shall be held by conference call, videoconference or electronic mail. Calling notices of Prior Meetings shall include the list of matters to be discussed and a copy of all supporting documents once required to discuss such matters.

2.4. Prior Meetings shall be held regardless the number of present Shareholders, and each one of Shareholders is entitled to be represented by a person legally invested with representation powers and resolution powers on such Prior Meeting.

2.5. Each Share grants to the holder hereof one (1) vote on Prior Meetings. All resolutions of Shareholders in Prior Meetings shall be taken by the simple majority of votes of Shareholders present (50% + 1 Share), with the exception of election of members to Company Board of Directors and Fiscal Council, which shall follow Articles III and IV below.

2.6. The absence of any of Shareholders to a Prior Meeting regularly called up and established shall imply in respective consent to the resolution once taken by vote on Shares held by Shareholders present at such meeting.

2.7. The Chairman of General Meeting or the person who presides the meeting of Company Board of Directors shall not compute the vote of a Shareholder or representative of Shareholders on Board of Directors in violation to this Voting Agreement or resolutions of a Prior Meeting. On that event, any representative of other Shareholders may, submitting a copy of the minutes of such Prior Meeting in which that matter was decided by Shareholders, request that such violating vote is considered and computed on the matter previously approved on that Prior Meeting.

2.8. Each of Shareholders herein, as of Article 126, paragraph first, of Brazilian Corporate Law, irrevocably and unconditionally, grants powers one to another in order to be represented, as the case may be, in any General Meeting in which any of Shareholders is absent and in which a matter already decided in a Prior Meeting is discussed, with powers to exercise voting rights of such absent Shareholder, consonant to a decision taken in respect of such matter on such Prior Meeting. The power herein granted shall be valid while this Voting Agreement is in force, as of Article 118, paragraph 7, of Brazilian Corporate Law and Article 685 of Brazilian Civil Code.

2.9. Without prejudice to the provision in items 2.7 and 2.8 above and in Article 118 of Brazilian Corporate Law, the possible computation of votes in General Meetings or in a meeting of Board of Directors in disagreement to a provision resolved in a Prior Meeting shall imply on the invalidity of such vote and the nullification of a taken resolution, when such invalid vote is determinant for such resolution, without prejudice to the right of Shareholder interested in promoting the specific execution of such disagreed obligation and ask for damages.

2.10. The minutes of Prior Meeting may be written in the form of a summary as provided for in Article 130, paragraph first, of Brazilian Corporate Law, the presentation of Vote in separate and objections — which, initialized by all presents, shall be filed by Shareholders – and such minutes shall include, clearly and precisely, Shareholders resolution and the voting instructions for representatives thereof – in General Meetings and meetings of Company Board of Directors resolving on any of matters provided for in item 2.2 above – shall express or approve in respective company organizations.

2.11. For the purposes of execution of the matter hereof, Shareholders may annually designate a “Trustee of  Voting Agreement”, with the specific function of caring respective performance, informing Shareholders on matters of resolution in General Meetings or in meetings of Company Board of Directors and, if it is the case, acting as a sole representative of Shareholders in General Meetings of Company.

ARTICLE III – ELECTION OF MEMBERS OF BOARD OF DIRECTORS

3.1. As of By-Laws, Board of Directors shall be comprised of seven (7) members, but at least 20% of them shall be Independent Directors, elected by General Meeting of Company (“General Meeting”), with a term of office of two (2) years, being reelection permitted.

3.1.1. For the purposes of item 3.1. above “Independent Director” shall bear the same meaning as of Regulation of New Market (“Novo Mercado”) of Bovespa.

3.2. Until the Annual Meeting of Company to be held up in 2007, Shareholders shall express their votes in a manner that members of Company Board of Directors are chosen as follows: (i) one (1) Independent Director in order to fulfill the percentage provided for in item 3.1 above, and whose name shall be defined by Shareholders in a Prior Meeting, once item 2.5 above is followed; and (ii) other six (6) candidates, each one of them indicated by the following Shareholders: Previ BB, Sistel, Fapes, Real Grandeza, Petros and Valia. Others may not object the names of such candidates, except in the event of failure of compliance of legal provisions.

3.2.1. Shareholders referred to in item 3.2(ii) above shall not be entitled to indicate one (1) member to the list of candidates for vacancies of Company Board of Directors if they are not part of this Agreement. On that event, candidates chosen by Shareholders in a Prior Meeting, once item 2.5 above is followed, shall fulfill such vacancies as of item 3.2 above.

3.2.2. On General Meetings resolving the election of members of Company Board of Directors, Shareholders are bound to vote as a block on the list of candidates as of item 3.2 above.

3.3. As of the Annual Meeting of Company to be held up in 2007, including in respect of an election to the Board of Directors, upon such election of Company Board of Directors, Shareholders shall submit a complete list of candidates to vacancies of Board of Directors. Such list, to be defined in a Prior Meeting, shall be comprised of: (i) three (3) candidates, (a) who shall not be persons linked to any of Shareholders (thus understood as persons who are employees or managers of any of Shareholders or, still, linked or subject to any associative bond to any of Shareholders), (b) who shall be skilled in a technical and/or business manner, acknowledged by financial and capital markets for respective excellence, and (c) at least, one of these directors shall be qualified as an Independent Director. The names of such candidates shall be defined by Shareholders in a Prior Meeting, once item 2.5 above is followed; and (ii) other four (4) candidates, each one of them indicated by four (4) major Shareholders of Company at the time. Others may not object the names of such candidates, except in the event of failure of compliance of legal provisions.

3.3.1. On General Meetings resolving the election of members of Company Board of Directors, Shareholders are bound to vote as a block on the list of candidates as of item 3.2 above.

3.4. If a multiple vote proceeding is requested, each candidate of the list comprised by Shareholders representatives shall be considered a candidate for the Board of Directors, and Shareholders shall distribute their votes in order to ensure (i) the election of as many as possible candidates and (ii) that vacancies on Company Board of Directors are occupied by Shareholders representative, are distributed among them, and respective interests on Company voting capital shall be observed, as an order of preference in allocating votes.

3.5. On General Meetings held up to fulfill a vacancy of Board of Directors, Shareholders shall vote in order to elect a substitute presented by the same Shareholder who indicated the director to be substituted.

3.6. Any of Shareholders may substitute, at any time and without justification, members of Board of Directors once indicated, and Shareholders herein are bound to (i) hold up or cause that a General Meeting is held up, to be made as quickly as possible, in order to resolve on that matter and (ii) vote in a manner that this item is fulfilled.

3.7. Shareholders are bound to instruct members of Company Board of Directors elected by them in order to vote on meetings of Board of Directors as decided in Prior Meetings and in accordance with provisions hereof.

3.8. Shareholders are bound to remove any director designated by them who fails to fulfill the provisions or instructions of vote given by Shareholders in compliance with this Voting Agreement (holding up or causing a General Meeting to be held up, to be made as quickly as possible, in order to resolve on that matter and voting as provided for herein), and possible resolutions taken in disagreement with such instruction shall be void and ineffective when the vote given by such director was a determinant factor for such resolution. A new meeting for hearing such matter shall be made, exceptionally, within five (5) days of that meeting in which void decisions are eventually taken. On that new meeting, resolutions not in accordance with provisions of this Voting Agreement shall be revised or instructions and recommendations established in Prior Meetings.

3.9. It is a prior condition to the designation and election of a member of Company Board of Directors that the Director indicated by any of Shareholders executes an instrument consenting to this Voting Agreement, in which (i) he/she declares to be acknowledged of the contents hereof and is bound to be in total compliance, especially as to the uniform voting obligation and in block as decided in Prior Meetings and (ii) he/she declares jointly liable with the Shareholder electing him/her, by defaults once caused by his/her acts.

3.10. The right of designation of members to the Board of Directors, as provided for in this Article III, is not conveyable to third parties.

ARTICLE IV – ELECTION OF MEMBERS OF FISCAL COUNCIL

4.1. As of By-Laws, Fiscal Council shall be comprised by three (3) effective members and their respective substitutes. The scope and operation of Fiscal Council shall follow the provisions of By-laws and applicable law.

4.2. Members of Fiscal Council to which Shareholders are entitled to designate shall be chosen in a Prior Meeting, once item 2.5 above is observed, and Previ Banerj shall be entitled to choose one (1) member and its respective substitute. At least one (1) member of Fiscal Council designated by Shareholders and its respective substitute shall have proven skills in fields of accounting, auditing, and finance, characterizing such person as a financial expert.

4.3. On General Meetings concerning the election of members of Company Fiscal Council, Shareholders are bound to vote in block on candidates in respect of item 4.2 above.

ARTICLE V - NOTICES

5.1. All notices, communications and/or letters provided for herein or required as of this Agreement shall be submitted in writing, in Portuguese language and, except if expressly established otherwise herein, shall be sent as letter personally delivered or via fax, and considered received by the other Party upon receipt or any other means capable of proving the date of receipt and contents of communication. Communications shall be submitted for the addresses as follows:

If to Company:

Perdigão S.A.

At. Wang Wei Chang

Av. Escola Politécnica, nº 760 - 2º andar, Bairro Jaguaré

São Paulo - SP

Telephone: (5511) 3718-5418

Fax: (5511) 3718-5297

E-mail: wwc@perdigao.com.br

If to Previ:

Previ – Caixa de Previdência dos Funcionários do Banco do Brasil

At. Diretoria de Participações

Praia de Botafogo, nº 501, 3º e 4º andares

Rio de Janeiro - RJ

Telephone: (5521) 3870-1060

Fax: (5521) 3870-1219

E-mail: dipar@previ.com.br

If to Sistel:

Fundação Sistel de Seguridade Social

At. Carlos Alberto Cardoso Moreira

SEPS, Quadra 702/902, Conjunto B, Bloco A, 2º andar, Edifício General Alencar

Brasilia - DF

Telephone: (5561) 3317-7267

Fax: (5561) 226-4146

E-mail: cardoso@sistel.com.br

If to Fapes:

Fundação de Assistência e Previdência Social do BNDES - Fapes

At. Raul Brockmann de Oliveira

Av. República do Chile, 230, 8º andar

Rio de Janeiro - RJ

Telephone: (5521) 3088-5216

Fax: (5521) 3088-5202

E-mail: raulbrockmann@fapesbndes.org.br

If to Petros:

Petros – Fundação Petrobrás de Seguridade Social

At. Ricardo Malavazi Martins

Rua do Ouvidor, nº 98, 8º andar

Rio de Janeiro - RJ

Telephone: (5521) 2506-0588

Fax: (5521) 2506-0570

E-mail:malavazi@petros.com.br

If to Valia:

Fundação Vale do Rio Doce de Seguridade Social - Valia

At. Manuel Cordeiro Silva Filho

Av. Graça Aranha, 26, térreo, 5º e 6º andares

Rio de Janeiro - RJ

Telephone: (5521) 3814-9807

Fax: (5521) 3814-2240

E-mail: cordeiro@cvrd.com.br

If to Real Grandeza:

Real Grandeza - Fundação de Previdência e Assistência Social

At. Ermindo Cecchetto Junior

Rua Mena Barreto, 143

Rio de Janeiro - RJ

Telephone: (5521) 2528-6916

Fax: (5521) 2538-1557

E-mail: ermindo@frg.com.br

If to Previ - Banerj:

Caixa de Previdência dos Funcionários do Sistema Banerj - Previ-Banerj – In Extra Judicial Winding-Up

At. Jose da Silva Crespo Filho

Rua do Ouvidor, nº 121, 24º andar

Rio de Janeiro - RJ

Telephone: (5521) 2526-7226

Fax: (5521) 2507-1080

E-mail: gabinete@previbanerj.com.br

5.2. Parties are allowed to change their addresses for notices provided in item 5.1. above by a written notice as of this Article V.

ARTICLE VI – TERM

6.1. This Voting Agreement shall be in force (i) until the addition of shareholding percentage jointly owned by Parties, and bonded to this Voting Agreement, is under 20% of Company capital stock, event in which this Voting Agreement shall be lawfully terminated, or (ii) by a period of five (5) years, whichever comes first.

6.2. Without prejudice to provision of item 6.1 above, any of Shareholders may, at any time, upon notice to the other Shareholders, withdraw this Agreement, thus unbinding Shares thereof.

ARTICLE VII – CONFIDENTIALITY

7.1. Each one of Shareholders shall keep in secrecy all Confidential Information acquired from Company by virtue of this Voting Agreement or in any other form, including terms and conditions hereof. Such restrictions shall not be applied to the information that (a) is made public in any manner other than by defaulting of confidentiality herein established; (b) is known by Parties as proved by written documents in respective possession; (c) are disclosed to Parties by a third party not bound by any confidentiality obligation; (d) are made by or on behalf of any of Parties, not based in any confidential information received as of this Agreement; (e) whose disclosure is required by virtue of law, regulation, judicial decision or any governmental authority with jurisdiction or (f) is disclosed to any professional consultant of Parties in respect of the fulfillment of activities thereof; provided, however, that any Shareholder may disclosed Confidential Information to third parties (that, in any event, can be a competitor of Company) with whom the Shareholder is negotiating the sale of its Shares, in the event such third party has entered into a confidentiality agreement providing to such third party the obligations of: (i) keeping the secrecy of Confidential Information, as of terms and conditions herein; (ii) using Confidential Information for the specific purpose of assessing the acquisition of Shares and (iii) returning or destroying Confidential Information in its possession if the sale of Shares is not made, as instruction of such Shareholder. All Shareholders shall use their best efforts in order to limit the number of third parties to which they disclose Confidential Information in virtue of a potential sale of Shares such Shareholder is the owner.

7.2. For the purposes of item 7.1 above, “Confidential Information” means any information related to Company activities, respective businesses or clients, which is confidential or pertaining to the Company or its clients.

7.3. The obligation provided for in item 7.1. shall subsist for five (5) years after the termination of this Agreement.

ARTICLE VII – GENERAL PROVISIONS

8.1. If any provision of this Voting Agreement is considered null, illegal or unenforceable by a legal provision or legal decision, other provisions hereof shall remain valid and in full force. In the event of such nullification, illegality or unenforceability of any provision or article hereof, Shareholders shall handle in good faith the amendment of such provision, in order to reflect the original intention of Parties considering the transactions hereof as effective and as close as possible of what it has been originally agreed.

8.2. The provisions of this Voting Agreement may be changed or waived, since such change or waiver is made in writing and signed by all Shareholders.

8.3. The failure to act or delay of any Parties in exercising any right, prerogative or privilege in this Voting Agreement shall not imply on a waiver, and the total or partial exercise of such rights shall not prejudice the future exercise of such rights or any other right. Rights and resources provided for herein shall be cumulative and do not preclude other rights and resources provided for in applicable law.

8.4. This Voting Agreement and rights and obligations arising therefrom shall not be assigned nor transferred by any of Parties without the express consent of others.

8.5 This Voting Agreement shall inure and bind the Parties, any successors, authorized assignees and legal representatives.

8.6 This Voting Agreement shall become in force in April 12, 2006. This Voting Agreement comprises the full understanding of Parties in respect of matters once handled and substitutes, as of date of effectiveness, all prior understandings and agreements in respect of the matter hereof, especially the Private Instrument of Shareholders Agreement of Perdigão S/A executed on October 25, 1994.

8.7. The obligations of this Voting Agreement shall be the object of a specific performance as of Articles 461, 632 and 639 of Brazilian Code of Civil Proceedings. In order to obtain such specific performance, Shareholders (i) shall submit a copy of this Agreement to the Company, for filing in its headquarters, as Articles 40 and 118 of Brazilian Corporate Law and (ii) acknowledge and confirm that this Agreement is an extra judicial performance instrument, as provided for in Article 585 of Brazilian Code of Civil Proceedings.

ARTICLE IX – APPLICABLE LAW AND DISPUTE RESOLUTION

9.1. This Voting Agreement shall be governed under the laws of Federative Republic of Brazil.

9.2. All disputes, controversies or differences among Parties arising out of this Voting Agreement, including the interpretation, validity, performance, enforceability, default or termination, shall be amicably solved by Parties, through negotiations in good faith. If an agreement is not reached until thirty (30) days, as of the date when Parties began their understandings to solve such dispute, such dispute shall be referred to an arbitral proceeding in the city of Rio de Janeiro, to be conducted in accordance with arbitration rules established on the Regulation of Capital Market Arbitration Chamber instituted by Bovespa (“Regulation”).

9.3. It is hereby established that any disputes referred to arbitration as provided for in item 9.2. above shall follow the summary proceeding provided in Chapter 8 of Regulation.

9.4. Parties hereto waive, up to the limit allowed by law, the right to enter any measure against the arbitral decision, whether questioning the validity or performance thereof. The performance of arbitral decision may be required to any tribunal or court with jurisdiction. The arbitral decision shall be final and binds all Parties, and the provisional measure may be maintained, revisited or changed by Arbitral Chamber.

9.5. For the purposes of item 9.7. only, and in order to obtain a provisional measure, the courts of Capital of State of Rio de Janeiro are hereby elected, with the exclusion of any other court, regardless how privileged it may be.

9.6. The provisions of this Article shall remain in force until the termination of all matters or disputes arising out of this Voting Agreement.

9.7. Except for lawyers fees of Parties, which shall be in charge of each of Parties, other expenses and arbitral costs shall be borne by Parties as determined in arbitral decision.

And in witness whereof, Parties hereto execute this Voting Agreement in eight (8) counterparts in the presence of witnesses hereinbelow undersigned.

São Paulo, March 6, 2006.

Perdigão S.A.
Name:	Name:
Title:	Title:

Caixa de Previdência dos Funcionários do Banco do Brasil - Previ
Name:	Name:
Title:	Title:

Fundação Sistel de Seguridade Social
Name:	Name:
Title:	Title:

Fundação de Assistência e Previdência Social do BNDES - Fapes
Name:	Name:
Title:	Title:

Real Grandeza - Fundação de Previdência e Assistência Social
Name:	Name:
Title:	Title:

Caixa de Previdência dos Funcionários do Sistema Banerj – Previ-Banerj – In Extra Judicial Winding Up
Name:	Name:
Title:	Title:

Fundação Petrobrás de Seguridade Social - Petros
Name:	Name:
Title:	Title:

Fundação Vale do Rio Doce de Seguridade Social - Valia
Name:	Name:
Title:	Title:

Witnesses:
1.	2.
Name:	Name:
Identity Card Number:	Identity Card Number: